Mail Stop 3628

                                                                 March 12, 2021

      Via E-mail
      Leah Nivison
      Chief Executive Officer
      GS Mortgage Securities Corporation II
      200 West Street, New York
      New York, New York 10282

                 Re:   GS Mortgage Securities Trust 2019-GC39
                       Forms 10-D and ABS-EE for the Monthly Distribution Period Ended
                       November 13, 2020
                       Filed November 27, 2020
                       File No. 333-226082-02

      Dear Ms. Nivison:

             We have reviewed your February 26, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments.
      Unless we note otherwise, our references to prior comments are to comments in our January 29,
      2021 letter.

      Forms 10-D and ABS-EE

          1. We have reviewed your response to prior comment 2, and it continues to remain unclear how the servicer was permitted to advance payments under the related transaction agreement. While you contend that payments were still considered to be due during the period of the forbearance, we note that the obligor was not expected to make principal and interest payments during the forbearance period. Instead, consistent with the
             reporting of the loan as    current    during the period of
forbearance, those payments were
             not, in effect, due until after the end of the forbearance period. For that reason, the servicer, in continuing to make advances while the loan was in forbearance, was not in compliance with Item 1122(d)(2)(iii) of Regulation AB relating to advances for funds for
 Leah Nivison
GS Mortgage Securities Corporation II
March 12, 2021
Page 2


         this transaction and should identify such material instance of noncompliance in its assessment to be filed with your Form 10-K for the previous fiscal year.

      2. We also note your response to prior comment 1 indicating that industry best practices allow reporting of forbearances within two reporting cycles and your response to prior
         comment 3 noting that, to the extent the master servicer   s report on
compliance with
         applicable servicing criteria pursuant to Item 1122 of Regulation AB notes the existence of any material instance of noncompliance, you will disclose it in the report on Form 10-
         K. Please be advised that Item 1122 of Regulation AB requires, among other things, that the servicer assess whether reports, which includes the filed asset-level data, are maintained in accordance with the transaction agreements and applicable Commission requirements. Item 1122 requirements do not involve an assessment against industry best practices. In addition, as we have noted in our comments above, we continue to have concerns that P&I advances were not made as specified in the transaction agreements, as required to be assessed under Item 1122(d)(2)(iii). Item 1122(d)(2)(iii) does not involve a consideration of industry best practices. If the delays in reporting resulted in material delays in reporting the forbearance across several transactions in a servicing platform, we believe that the servicer should report these delays as material instances of noncompliance with applicable servicing criteria in its assessments to be filed with your
         Form 10-K for the previous fiscal year.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3850 if you have any questions.


                                                              Sincerely,

                                                              /s/ Katherine Hsu

                                                              Katherine Hsu
                                                              Chief, Office of
Structured Finance


cc:      Lisa J. Pauquette, Esq.
         Cadwalader, Wickersham & Taft LLP